UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

EverQuote, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

30041R108

(CUSIP Number)

Link Ventures LLLP

One Kendall Square

Suite B2106

Cambridge, MA 02139

Attn: Dominic Lloyd

(781) 228-5674

With copy to:

John C. Partigan

Lloyd H. Spencer

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 30041R108

1	Name of Reporting Person David B. Blundin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 192,127 shares
	8	Shared Voting Power* 7,676,837 shares
	9	Sole Dispositive Power 192,127 shares
	10	Shared Dispositive Power* 7,676,837 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 7,868,964 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 22.4%
14	Type of Reporting Person (See Instructions) IN

*	Reflects Class B Common Stock of the Issuer on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Recognition Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 216,307 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 216,307 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 216,307 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 0.1%
14	Type of Reporting Person (See Instructions) CO

*	Reflects Class B Common Stock of the Issuer on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Link Ventures LLLP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power* 7,067,162 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power* 7,067,162 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 7,067,162 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 20.1%
14	Type of Reporting Person (See Instructions) PN

*	Reflects Class B Common Stock of the Issuer on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Link Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power* 7,067,162 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power* 7,067,162 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 7,067,162 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 20.1%
14	Type of Reporting Person (See Instructions) CO

*	Reflects Class B Common Stock of the Issuer on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Cogo Fund 2020, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 393,268 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 393,268 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 393,268 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 1.1%
14	Type of Reporting Person (See Instructions) CO

*	Reflects Class B Common Stock of the Issuer on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Cogo Labs, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 393,268 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 393,268 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 393,268 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 1.1%
14	Type of Reporting Person (See Instructions) CO

*	Reflects Class B Common Stock of the Issuer on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Link Equity Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 393,268 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 393,268 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 393,268 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 1.1%
14	Type of Reporting Person (See Instructions) CO

*	Reflects Class B Common Stock of the Issuer on an as-converted to Class A Common Stock basis.

Amendment No. 7 to Schedule 13D

This Amendment No. 7 to Schedule 13D (the “Amendment No. 7”) is being filed by David B. Blundin, Recognition Capital, LLC (“Recognition Capital”), Link Ventures LLLP (“Link Ventures”), Link Management LLC (“Link Management”), Cogo Fund 2020, LLC (“Cogo Fund”), Cogo Labs, LLC (“Cogo Labs”), and Link Equity Partners, LLC (“LEP”). All such parties are collectively referred to herein as the Reporting Persons.

This Amendment No. 7 amends the Schedule 13D filed with the SEC on February 9, 2022, as amended by the Amendment No. 1 to Schedule 13D filed with the SEC on March 3, 2022, as further amended by the Amendment No. 2 to Schedule 13D filed with the SEC on March 28, 2022, as further amended by the Amendment No. 3 to Schedule 13D filed with the SEC on April 25, 2023, as further amended by the Amendment No. 4 to Schedule 13D filed with the SEC on February 20, 2024, as further amended by the Amendment No. 5 to Schedule 13D filed with the SEC on March 15, 2024, and as further amended by the Amendment No. 6 to Schedule 13D filed with the SEC on May 7, 2024 (collectively, as amended, the “Schedule 13D”).

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The title and class of equity securities to which the Schedule 13D relates is the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), of EverQuote, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 141 Portland Street, Cambridge, MA 02139.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby revised and supplemented with the following:

(d) – (e) None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby revised and supplemented with the following:

On June 14, 2024, the Reporting Persons adopted a Rule 10b5-1 trading arrangement (the “2024 Rule 10b5-1 Plan”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Broker”) intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended, for the sale of up to 2,031,264 shares of the Class A Common Stock. No trading is permitted to occur under the 2024 Rule 10b5-1 Plan until after the later of (i) 90 days following plan adoption or modification, (ii) two business days following the disclosure in certain periodic reports of the Issuer’s financial results for the fiscal quarter in which the plan was adopted or modified (but not to exceed 120 days following plan adoption or modification), or (iii) the trading day after the completion of all sales under the Reporting Person’s Rule 10b5-1 plan adopted on September 5, 2023.

The 2024 Rule 10b5-1 Plan will terminate at the earlier of the execution of all trading orders pursuant to the plan or December 5, 2025. The sales are being done primarily for diversification purposes. The 2024 Rule 10b5-1 Plan will not require the Reporting Persons to sell any specific number of shares of Class A Common Stock or at all, and may be modified, suspended or terminated at any time without notice. The foregoing summary is qualified in its entirety by reference to the actual language in the 2024 Rule 10b5-1 Plan, which is filed as Exhibit 99.1 to this Amendment No. 7, and which is incorporated herein by reference.

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The Reporting Persons sold the amount of shares of Class A Common Stock on the date and at the price set forth in the table below in open market transactions. All daily sales of the shares were sold in multiple transactions at varying prices. The Reporting Persons undertakes to provide EverQuote, Inc., any security holder of EverQuote, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the ranges set forth in this Schedule 13D. Transactions below noted with an “*” were sold pursuant to a Rule 10b5-1 trading plan adopted by the Reporting Persons on September 5, 2023.

Date	Reporting Person	Shares Sold	Price Range	Weighted Average Price Per Share
July 29, 2024	David Blundin	3,255*	$26.80 to $26.85 inclusive	$26.81
July 29, 2024	Recognition Capital, LLC	3,665*	$26.80 to $26.85 inclusive	$26.81
July 29, 2024	Link Ventures LLLP	380*	$26.80 to $26.85 inclusive	$26.81
August 1, 2024	David Blundin	6,250*	$26.80 to $27.40, inclusive	$27.02
August 1, 2024	Recognition Capital, LLC	7,037*	$26.80 to $27.40, inclusive	$27.02
August 1, 2024	Link Ventures LLLP	730*	$26.80 to $27.40, inclusive	$27.02
August 6, 2024	David Blundin	65,540*	$26.80 to $27.79, inclusive	$27.08
August 6, 2024	David Blundin	178*	$27.82 to $28.04, inclusive	$27.89
August 6, 2024	Recognition Capital, LLC	73,790*	$26.80 to $27.79, inclusive	$27.08
August 6, 2024	Recognition Capital, LLC	201*	$27.82 to $28.04, inclusive	$27.89
August 6, 2024	Link Ventures LLLP	7,659*	$26.80 to $27.79, inclusive	$27.08
August 6, 2024	Link Ventures LLLP	21*	$27.82 to $28.04, inclusive	$27.89
August 7, 2024	David Blundin	178*	$26.95 to $27.23, inclusive	$27.03
August 7, 2024	Recognition Capital, LLC	201*	$26.95 to $27.23, inclusive	$27.03
August 7, 2024	Link Ventures LLLP	21*	$26.95 to $27.23, inclusive	$27.03

All of the shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Class A Common Stock, Class B Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of such shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

None of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

10

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby revised and supplemented with the following:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each Reporting Person.

Ownership is stated as of September 4, 2024 and the ownership percentages are based upon 31,479,962 shares of Class A common stock, $0.001 par value per share, issued and outstanding (the “Class A Common Stock”) and 3,604,278 shares of Class B common stock, $0.001 par value per share, issued and outstanding (the “Class B Common Stock”) as of June 30, 2024, as disclosed by the Issuer in its Form 10-Q for the period ended June 30, 2024, filed with the SEC on August 6, 2024. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the option of the holder.

As of September 4, 2024, (i) Mr. Blundin directly owned 192,127 shares of Class A Common Stock, and indirectly owned 100 shares of Class A Common Stock held by his son, and indirectly owned the shares held by Recognition Capital, Link Ventures and Cogo Fund; (ii) Recognition Capital directly owned 216,307 shares of Class A Common Stock; (iii) Link Ventures directly owned 3,510,700 shares of Class A Common Stock and 3,556,462 shares of Class B Common Stock; and (iv) Cogo Fund directly owned 393,268 shares of Class A Common Stock.

(a)	See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(b)	See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c)	Other than as previously disclosed in this Amendment No. 7, there have been no reportable transactions with respect to the shares of the Issuer in the last 60 days, by any of the Reporting Persons.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby revised and supplemented with the following:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Rule 10b5-1 Sales Plan, Client Representations, and Sales Instructions, dated June 14, 2024

99.2	Joint Filing Agreement, dated September 5, 2024, by and among David B. Blundin, Recognition Capital, LLC, Link Ventures LLLP, Link Management LLC, Cogo Fund 2020, LLC, Cogo Labs, LLC, and Link Equity Partners, LLC.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2024

/s/ David B. Blundin
David B. Blundin

RECOGNITION CAPITAL, LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Manager

LINK VENTURES LLLP
By:	Link Management LLC, its general partner

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Managing Member

LINK MANAGEMENT LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Managing Member

LINK EQUITY PARTNERS, LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Managing Member

COGO FUND 2020, LLC
By:	COGO LABS, LLC, its sole manager

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Chairman

COGO LABS, LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Chairman